

07007489

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50043

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAROLINA SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1225 Crescent Green Suite 106
(No. and Street)

Cary. (City) N.C. (State) 27511 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew G. Burch 919-854-4453 x 201
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McMillan Pate + Company, LLP
(Name – *if individual, state last, first, middle name*)

Suite 200 (Address) 615 Oberlin Rd. Raleigh (City) NC (State) 27605 (Zip Code)

PROCESSED
MAY 2 3 2007
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 1 5 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

STATE OF NORTH CAROLINA
WAKE COUNTY

OATH OR AFFIRMATION

I, Andrew G. Burch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolina Securities Inc., as of 12-31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SWORN TO THIS 14th DAY OF MAY 2007


NOLLIE E JONES JR
Notary Public
Wake County
State of North Carolina
My Commission Expires Dec 3, 2010

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carolina Securities, Inc.

Report on Audit of Financial Statements

for the year ended December 31, 2006

McMILLAN, PATE & COMPANY, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS

SUITE 200

615 OBERLIN ROAD

RALEIGH, N.C. 27605

CONTENTS

McMillan, Pate & Company, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS

615 OBERLIN ROAD, SUITE 200

RALEIGH, NORTH CAROLINA 27605

J. Micah Pate, III
Angela W. Banask
Thomas M. Doherty
Brian T. Bennett

James L. McMillan, Jr.

Telephone (919) 836-9200
Facsimile (919) 836-9288

Independent Auditors' Report

Board of Directors
Carolina Securities, Inc.

We have audited the accompanying statement of financial condition of Carolina Securities, Inc. as of December 31, 2006 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carolina Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McMillan, Pate & Company, L.L.P.

February 27, 2007

CAROLINA SECURITIES, INC.
Statement of Financial Condition
December 31, 2006

Assets		
Cash and cash equivalents	$	14,086
Prepaid expenses		1,800
	$	15,886
Liabilities and Stockholder's Equity		
Accounts payable - affiliate	$	1,236
Total liabilities		1,236
Stockholder's equity:		
Common stock, par value $.01 per share; authorized 100,000 shares, issued and outstanding 200 shares		2
Additional paid-in capital		25,617
Accumulated deficit		(10,969)
Total stockholder's equity		14,650
	$	15,886

The accompanying notes are an integral part of the financial statements.

CAROLINA SECURITIES, INC.
Statement of Operations
for the year ended December 31, 2006

Revenues:		
Investment advisory fees	$	6,000
Other		340
Total revenues		6,340
Expenses:		
Occupancy		6,930
General and administrative		12,724
Total expenses		19,654
Loss from operations		(13,314)
Other income (expense):		
Interest income		336
Loss before income taxes		(12,978)
Provision for income taxes		-
Net loss	$	(12,978)

The accompanying notes are an integral
part of the financial statements.

CAROLINA SECURITIES, INC.
Statement of Changes in Stockholder's Equity
for the year ended December 31, 2006

	Common Stock		Additional Paid-In	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balances at December 31, 2005	200	$ 2	$ 8,117	$ 2,009	$ 10,128
Contributions	-	-	17,500	-	17,500
Net loss	-	-	-	(12,978)	(12,978)
Balances at December 31, 2006	200	$ 2	$ 25,617	$ (10,969)	$ 14,650

The accompanying notes are an integral
part of the financial statements.

CAROLINA SECURITIES, INC.
Statement of Cash Flows
for the year ended December 31, 2006

Cash flows from operating activities		
Net loss	$	(12,978)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Prepaid expenses		(1,060)
Deposit		995
Increase (decrease) in operating liabilities:		
Accounts payable - affiliate		(10,420)
Accrued expenses		(1,137)
Net cash used in operating activities		(24,600)
Cash flows from financing activities		
Contributions		17,500
Net decrease in cash		(7,100)
Cash and cash equivalents at beginning of year		21,186
Cash and cash equivalents at end of year	$	14,086

The accompanying notes are an integral part of the financial statements.

CAROLINA SECURITIES, INC.
Notes to Financial Statements
December 31, 2006

1. ORGANIZATION AND NATURE OF BUSINESS

Carolina Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a North Carolina corporation formed on January 22, 1996. NASD requires a minimum capitalization of $5,000. The Company is an exempt broker-dealer as defined in provisions of SEC Rule 15c3-3(k)(2)(i). As such, the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission" and "Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission" are not applicable.

The Company primarily serves in an advisory capacity for corporate finance activities and provides investment and management advisory services to corporations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all investments with an original maturity of three months or less to be cash equivalents.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due utilizing currently enacted tax laws and rates.

Revenue Recognition

Investment advisory fees are recognized as earned pursuant to the terms of the contracts.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents. At December 31, 2006, the Company had $4,603 on deposit with a financial institution not insured by the Federal Deposit Insurance Corporation (FDIC).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INCOME TAXES

At December 31, 2006, the Company had approximately $15,500 in federal net operating loss carry-forwards available to reduce future federal taxable income. These carry-forwards begin to expire in year 2024, unless otherwise used. Additionally, the Company had approximately the same amount in state net economic loss carry-forwards available to reduce future state taxable income. These carry-forwards begin to expire in year 2019.

4. SUBORDINATE LIABILITIES

The Company had no existing subordinated liabilities during 2006. Therefore, the "Statement of Changes in Liabilities Subordinated to Claims of General Creditors" is not required.

5. TRANSACTION WITH RELATED PARTY

Calvert Holdings, Inc. (the stockholder) pays expenses on behalf of the Company and is reimbursed periodically throughout the year. Total expenses paid on behalf of the Company for the year ended December 31, 2006 were $24,936, of which $1,236 was unpaid and is included in accounts payable - affiliate on the accompanying Statement of Financial Condition at December 31, 2006.

6. LEASE AGREEMENT

The Company leases office space under a noncancellable lease expiring in September 2006. Total rent expense for 2006 was $6,930 and is included in the occupancy line item on the Statement of Operations.

CAROLINA SECURITIES, INC.
Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2006

Net Capital:		
Total stockholder's equity	$	14,650
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		14,650
Add:		
Subordinated borrowings allowable in computation of net capital		-
Total capital and allowable subordinated borrowings		14,650
Deductions and/or charges:		
Nonallowable assets		(1,800)
Net capital before haircuts on securities positions		
Haircuts on securities		-
Net capital	$	12,850
Total aggregate indebtedness	$	1,236
Computation of basic net capital requirement:		
Minimum dollar net capital requirement (6 2/3% of aggregate indebtedness)	$	82
Minimum dollar net capital requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	7,850
Excess net capital at 1000% (Net capital less 10% of aggregate indebtedness)	$	12,726
Ratio of aggregate indebtedness to net capital		0.1

There are no differences from the Company's computation of net capital as previously reported in Part II of Form X17A-5 as of December 31, 2006.

END